

Mail Stop 3720

April 13, 2007

Mr. Jeffrey M. Thompson
Chief Executive Officer
Towerstream Corporation
55 Hammarlund Way
Middletown, Rhode Island 02842

> **Re: Towerstream Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-141405**
> **Filed March 19, 2007**

Dear Mr. Thompson:

We have limited our review of your Form SB-2 to consideration of the structure of your offering, the disclosure concerning the convertible debentures and stock underlying warrants, and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note Form SB-2 file no. 333-142032 filed on April 11, 2007, registering shares pursuant to a primary offering on a best-efforts basis. Please revise as applicable the instant Form SB-2 to reflect the concurrent primary offering,

including, for example, but not limited to, the Risk Factors section on page 10, "Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline."

2. We note that you are registering the sale of approximately 12 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should withdraw the current registration statement, file separate registration statements for the resale of common stock and for the offering of the shares underlying the debentures, notes and warrants at the time of each conversion/exercise, include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing. If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible debentures, warrants and notes; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

<u>Registration Fee Table</u>

3. Describe the method by which you determined the number of shares you seek to register in connection with this registration statement. For example, discuss whether your calculations assume any interest payments made in shares of common stock. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the prospectus.

<u>Prospectus Summary, page 1</u>

<u>The Offering, page 1</u>

4. Please disclose that the number of shares being registered represents ___% of your shares currently outstanding.

5. Disclose the total dollar value of the securities underlying the convertible debentures and warrants and previously underlying the notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

<u>Management's Discussion and Analysis, page 13</u>

6. Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the two private placements occurring in January 2007 that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

    Further, disclose the net proceeds to you from the sale of all the securities in the private placements and note offerings and the total possible payments to all selling shareholders and any of their affiliates in the first year following the January 2007 private placements and note offerings.

7. Disclose in a table:

-   the gross proceeds paid or payable to you in the January 2007 private placements and note offerings;

- all payments that have been made or that may be required to be made by you that are disclosed in response to comment 5 above;

- the resulting net proceeds to you; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other Towerstream Corporation securities that are held (or in the case of the notes, were held) by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 10 and 11 below.

  Further, please disclose – as a percentage –the total amount of all possible payments as disclosed in response to comment 5 above and the total possible discount to the market price of the shares underlying the convertible debentures, notes and warrants as disclosed in response to comments 10 and 11 below divided by the net proceeds to you from the sale of the convertible debenture, notes and warrants.

Liquidity – page 14

8. Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible debentures.

Selling Stockholders – page 36

9. Please tell us in your response letter whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus should also state, if true:

  - That such seller purchased in the ordinary course of business; and

  - At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

10. Please disclose the total possible profit the selling shareholders could realize and has realized as a result of the conversion/exercise discount for the securities underlying the convertible debentures, notes and warrants presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying the convertible debenture, notes and warrants on the date of the sale of the securities;

- the conversion/exercise price per share of the underlying securities on the date of the sale of the convertible debenture, notes and warrants calculated by using the price per share established in the convertible debenture, notes and warrants;

- the total possible shares underlying the convertible debenture and notes (assuming no interest payments and complete conversion throughout the term of the debenture) and warrants;

- the combined market price of the total number of shares underlying the convertible debenture, notes and warrants, calculated by using the market price per share on the date of the sale of the convertible debenture, notes and warrants and the total possible shares underlying the convertible debenture, notes and warrants;

- the total possible shares the selling shareholders may receive and have received and the combined conversion/exercise price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture, notes and warrants and the total possible number of shares the selling shareholders may receive and have received; and

- the total possible discount to the market price as of the date of the sale of the convertible debenture, notes and warrants calculated by subtracting the total conversion price/exercise on the date of the sale of the convertible debenture, notes and warrants from the combined market price of the total number of shares underlying the convertible debenture, notes and warrants on that date.

If there are provisions in the convertible debenture and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, because the conversion price per share drops to a lower price if there are other sales of convertible securities or warrants at lower conversion/exercise prices, please provide additional disclosure.

11. Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other Towerstream Corporation securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

12. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

13. In a table, provide disclosure that compares:

- the number of shares outstanding prior to the January 2007 private placements that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

14. Disclose whether – based on information obtained from the selling shareholders – the selling shareholders have an existing short position in your common stock and, if any selling shareholder has an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and
- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the January 2007 private placements and the filing of the registration statement (*e.g.*, before or after the announcement of the January 2007 private placements, before the filing or after the filing of the registration statement, etc.).

15. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and
- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Warrants – page 45

16. We note disclosure in Section 3.g. of Exhibit 10.10 "Voluntary Adjustment by Company," that in addition to the anti-dilution protections you here disclose, the company may "at any time during the term of [the] warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company." Please revise here to

include disclosure regarding this provision, including the circumstances under which the board would choose to exercise it.

Part II

Item 27--Exhibits

17. Please file Exhibit 5.1 as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.


*   *   *


As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

               Sincerely,

               Larry Spirgel
               Assistant Director

Cc: Harvey J. Kesner, Esq. (by facsimile)